SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Enerpulse Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29278A101
(CUSIP Number)

December 31, 2016
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29278A101	13G/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Roth Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,356,000 shares of Common Stock 10,000,000 shares of Common Stock issuable upon conversion of Notes*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,356,000 shares of Common Stock 10,000,000 shares of Common Stock issuable upon conversion of Notes*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,356,000 shares of Common Stock 10,000,000 shares of Common Stock issuable upon conversion of Notes*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, certain of the reported convertible notes are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the conversion of these notes in full and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 29278A101	13G/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Byron C. Roth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,356,000 shares of Common Stock 10,000,000 shares of Common Stock issuable upon conversion of Notes*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,356,000 shares of Common Stock 10,000,000 shares of Common Stock issuable upon conversion of Notes*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,356,000 shares of Common Stock 10,000,000 shares of Common Stock issuable upon conversion of Notes*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, certain of the reported convertible notes are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the conversion of these convertible notes in full and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 29278A101	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Enerpulse Technologies, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 2451 Alamo Ave SE Albuquerque, New Mexico 87106.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Roth Capital Partners, LLC, a California limited liability company ("Roth Capital"), the sole member of BTG Investments LLC, a Delaware limited liability company ("BTG"), with respect to the shares of Common Stock directly held by it and by BTG; and

(ii)	Mr. Byron C. Roth ("Mr. Roth "), who is the chairman and chief executive officer of CR Financial Holdings, Inc., a California corporation, which controls Roth Capital, with respect to the shares of Common Stock directly held by Roth Capital and by BTG.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) of the Act, the beneficial owner of the Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 888 San Clemente Drive, Newport Beach, CA 92660.

Item 2(c).	CITIZENSHIP:

Roth Capital is a California limited liability company. Mr. Roth is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

29278A101

CUSIP No. 29278A101	13G/A	Page 5 of 7 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☒	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages used herein and in the rest of this Schedule 13G/A are calculated based on a total of 33,046,364 shares of Common Stock issued and outstanding as of September 5, 2016 as reflected in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the Securities and Exchange Commission on September 15, 2016, and assumes the conversion of the reported convertible notes held by Roth Capital (the "Securities"), subject to the 9.99% Blocker (as defined below).

CUSIP No. 29278A101	13G/A	Page 6 of 7 Pages

Pursuant to the terms of the Securities, the Reporting Persons cannot convert the Securities if the Reporting Persons would beneficially own, after any such conversion more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blocker") and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to convert all of the Securities due to the 9.99% Blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2. BTG's interest relates to more than 5% of the Common Stock.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29278A101	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 9, 2017

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Gordon J. Roth
Name: Gordon J. Roth
Title: Chief Financial Officer and Chief Operating Officer

/s/ Byron C. Roth
Byron C. Roth